# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRAINSWAY LTD., CIK 0001505065
CUSIP: 10501L106
Title of class of securities: Ordinary Shares, par value NIS 0.04 per share
Address of issuer's principal executive offices: 19 Hartum Street, Bynet Building, 1st floor, Har Hotzvim, Jerusalem, Israel (L3), 91451
Date of event which requires filing of this statement: 01/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171843-22-007748
Filed by CIK 0001956362

## Reporting persons
- Avner Hagai: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 1,772,351; shared voting power 0; sole dispositive power 1,772,351; shared dispositive power 0; aggregate amount beneficially owned 1,772,351 (4.71% of the class)
  Comment: (a) Following sales occurring between November 20, 2024 and December 10, 2024.
  
  (b) Based on 37,632,302 Ordinary Shares outstanding as of January 26, 2025 (as received from the Company).

## Item 1. Issuer
Name of issuer: BRAINSWAY LTD.
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower 14th Floor, Jerusalem 9777516, Israel

## Item 2. Person Filing
Name of person filing: Avner Hagai
Address of principal business office or, if none, residence: The address of Avner Hagai is Shakhal St 65, Jerusalem, 93721, Israel.
Citizenship: Israeli

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of cover page.
Percent of class: See row 11 of cover page.
Sole power to vote or to direct the vote: See row 5 of cover page.
Shared power to vote or to direct the vote: See row 6 of cover page.
Sole power to dispose or to direct the disposition: See row 7 of cover page.
Shared power to dispose or to direct the disposition: See row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Avner Hagai: /s/ Avner Hagai, Avner Hagai (01/28/2025)